UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

UnitedHealth Group 401(k) Savings Plan
Employer ID No: 41-1321939
Plan Number: 001
Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Independent Auditors’ Report

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
UnitedHealth Group 401(k) Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 18, 2014

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments - at fair value:
Participant - directed investments	$6,129,915,077	$4,797,068,721

Receivables:
Notes receivable from participants	185,223,182	155,284,353

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	6,315,138,259	4,952,353,074

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE OF FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(474,772)	(9,167,703)

NET ASSETS AVAILABLE FOR BENEFITS	$6,314,663,487	$4,943,185,371

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Employee	$471,273,327
Employer	227,642,077
Rollover	57,748,792

Total contributions	756,664,196

Interest and dividends	30,973,962
Net appreciation in fair value of investments	991,572,907
Interest income on notes receivable from participants	7,102,715

Total additions	1,786,313,780

DEDUCTIONS:
Benefits paid to participants	(417,907,028)
Administrative expenses	(6,091,857)

Total deductions	(423,998,885)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	1,362,314,895

NET TRANSFERS INTO THE PLAN (Note 9)	9,163,221

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,371,478,116

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,943,185,371

End of year	$6,314,663,487

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the UnitedHealth Group 401(k) Savings Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
General - The Plan was first established on July 1, 1985, as a defined contribution (profit sharing) plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan also contains a cash or deferred arrangement as described in Section 401(k) of the Code. UnitedHealth Group Incorporated (the “Company”) is the Plan’s sponsor and administrator. Fidelity Management Trust Company, (“Fidelity”) performs recordkeeping and trustee functions relating to the Plan.
Eligibility and Vesting - In general, eligible employees may make pretax and/or Roth elective deferral contributions to the Plan upon employment with a participating employer and are automatically enrolled in the Plan as soon as administratively feasible after their hire date, unless they decline to participate within a prescribed time limit. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement, persons who the Company classified as leased employees, and certain other classifications of employees are not eligible to participate in the Plan, with the exception of Local 1199C that collectively bargained to be eligible for the Plan in 2006.
Participant contributions and earnings thereon are 100% vested at all times. Participants become 100% vested in employer safe harbor matching contributions, employer matching contributions, and the earnings thereon upon being credited with two years of service. Employer safe harbor matching contributions, employer matching contributions, and the earnings thereon also become fully vested upon the earliest occurrence of any of the following events, while a participant is employed by the Company or certain of its affiliates: (a) death, (b) attainment of age 65, (c) disability (as defined by the Plan), (d) partial or complete termination of or complete discontinuance of contributions to the Plan, or (e) an acceleration date (as defined by the Plan).
Contributions - Eligible employees direct the Company to make pre-tax and/or Roth contributions to the Plan on their behalf through payroll deductions. Eligible employees are automatically enrolled in the Plan as soon as administratively feasible after their hire date at an employee pre-tax contribution rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different pre-tax and/or Roth contribution rate. Participants who miss the deadline to decline participation will have 90 days from the first biweekly pay date in which employee pre-tax contributions are deducted from their eligible pay to request a withdrawal of any employee pre-tax contributions, including any associated earnings and losses, made to their account since that first biweekly pay date. Different enrollment rules apply to eligible employees who are acquired employees.
In general, the Plan provides for automatic employee pre-tax contribution rate increases until the participant’s pre-tax contribution rate reaches 6%. Participants are notified of the automatic rate increases in advance and have the opportunity to decline the automatic increase.

The Plan allows participants to contribute up to 50% of their eligible pay, subject, however, to the Code Section 402(g) limit on participant contributions (which was $17,500 for 2013). Within certain limitations, the Company will make a safe harbor matching contribution to the Plan on a participant’s behalf on a dollar-for-dollar basis up to the first 3% of the participant’s eligible pay, and an additional 50 cents for each dollar the participant contributes to the Plan up to the next 3% of the participant’s eligible pay each pay period. The maximum matching contribution a participant may receive under this formula is 4.5% of the participant’s eligible pay each pay period. Participants must make pre-tax and/or Roth contributions to receive the employer safe harbor matching contribution. Participants become eligible for safe harbor matching contributions once they are credited with one year of service. Additional discretionary contributions may also be made by the Company; however, no discretionary contributions were made in 2013.
Participants who reach age 50 during a calendar year or who are over age 50 are allowed to make “catch-up contributions” to the Plan as permitted under Code Section 414(v). The Code limited participant catch-up contributions to $5,500 in 2013. A participant’s combined employee pre-tax/Roth contributions and catch-up contributions cannot exceed 80% of the participant’s eligible pay.
The Plan accepts rollover contributions of certain distributions from certain qualified plans. Rollover contributions are assets formerly held in an employee benefit plan of a prior employer, qualified under Section 401(a) of the Code, which a participant elects to be transferred into the Plan and were transferred into the Plan during the current year.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) plan earnings (losses). Allocations are based on participant contributions, earnings (losses) on the participant’s account, or the participant’s account balance, as described in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options - Subject to the investment rules or limitations applicable to the Plan, eligible participants may direct the trustee to invest their contributions and the Company’s contributions in any one or a combination of several funds.
The Plan has various investment options to which participants can elect to allocate their contributions, including a self-managed brokerage account option.
Dividend Payout - Effective March 1, 2012, the Plan was amended to include the UnitedHealth Group Stock Fund (the “Stock Fund”) Dividend Payout Feature. This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $2,306,018 for the year ended December 31, 2013. The amount participants elected to be distributed in cash was insignificant.
Distributions - A participant’s vested account generally becomes distributable upon the earliest occurrence of any of the following events (an “Event of Maturity”): (a) death, (b) voluntary or involuntary separation from service, or (c) disability (as defined by the Plan).
Distributions occur on a daily basis upon the submission of an application for distribution from the participant. If no such application is submitted, distribution is made in a cash lump-sum payment no later than the following dates: (a) April 1 following the first calendar year in which the participant has both attained age 70-1/2 and terminated employment (for distribution to a participant), and

(b) December 31 of the calendar year in which the first anniversary of the participant’s death occurs (for distribution to a beneficiary). However, following an Event of Maturity, a participant’s account, if valued at less than $1,000, is distributed in cash under the involuntary cash-out rules as a direct distribution to the participant or as a rollover into an Individual Retirement Account or another employer-sponsored plan (whichever the participant elects).
Notes Receivable from Participants - While employed with the Company, a participant may obtain a loan in an amount that does not exceed (when added to the outstanding balance of any other loan from the Plan) the lesser of one-half of the participant’s vested account balance, as defined, or $50,000 less their highest outstanding loan balance during the 12-month period that ends on the day before the new loan is issued. Other limitations may apply if the participant has a loan from a plan of an acquired company. The minimum loan amount that a participant can borrow is $1,000. The loan bears interest at the prime rate of interest, plus 1% (at the time the participant takes the loan and will remain in effect for the duration of the loan) and is payable over a period not to exceed five years; except that a loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, and if the loan originated on or after April 1, 2001, be repaid over a period not to exceed 10 years. As of December 31, 2013 and 2012, the interest rate on loans outstanding varied from 3.25% to 10.50%, respectively.
Unallocated Accounts - The Plan has certain unallocated amounts that relate to items such as settlements, lost distributees, lost participants, uncashed checks, and participant forfeitures. The nonvested portion of a participant’s account is forfeited as of the earlier of the distribution of the participant’s vested account or the occurrence of a five-year period of break in service. Forfeitures may be used to make restorations for rehired participants (if rehired by the Company or certain of its affiliates within five years of an initial Event of Maturity), to restore forfeited account balances, to reduce Company contributions, to pay Plan expenses, or to correct errors, omissions, and exclusions. Total unallocated amounts used to reduce Company contributions for the year ended December 31, 2013 was approximately $3,100,000. As of December 31, 2013, the unallocated accounts ending balances was $1,241,260.
Plan Amendment or Termination - Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investments - During the year ended December 31, 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $991,572,907 as follows:

Common collective trust	$455,266,364
Synthetic guaranteed investment contract	5,456,094

Net appreciation in fair value of investments at estimated fair value	460,722,458

Common stock	157,673,582
Mutual funds	370,840,595
Fixed-income securities	2,336,272

Net appreciation in fair value of investments as determined by quoted market prices	530,850,449

Net appreciation	$991,572,907

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2013 and 2012, were as follows:

	2013	2012

Vanguard Institutional Index Fund	$671,837,567	$487,726,786
Wellington Mid-Cap Opportunities Fund	435,963,655	313,088,740
American Europacific Growth Fund	421,687,902	351,944,827
Wells Fargo DJ Target 2035 N	388,713,094	276,095,951
Wells Fargo DJ Target 2030 N	375,523,264	278,194,288
Wells Fargo DJ Target 2025 N	346,293,264	262,185,385
Vanguard Mid-Cap Index Fund Institutional Plus	322,523,152	*

* Investment represents less than 5% of the Plan's net assets in the year indicated.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. The estimated fair values of debt securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The units of the common/collective investment trust funds and pooled separate account are stated at fair value as determined by issuer based on the fair market value of the underlying investments. The fair value of the Synthetic Guaranteed Investment Contracts (“Synthetic GIC”) is determined based on the components of the Synthetic GIC. The Synthetic GIC is comprised of underlying investments in fixed income securities, a pooled separate account, and wrapper contracts issued by banks and insurance companies in which the issuer guarantees a specified interest rate. The fair value of the wrapper contracts is calculated by discounting the related cash flows of the rebid wrapper contract fees based on current yields of similar instruments with comparable durations. The underlying investments are valued at fair market value using quoted market prices or other market data.

In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit‑responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract-value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized gains and losses are recorded in the period in which they occur.
Administrative Expenses - Administrative expenses of the Plan are paid by both the Plan and the Company. Recordkeeping fees are paid by the participants quarterly based on the number of participants. The Company pays fees related to trust and investment services, conversion planning and merger fees, Form 5500 preparation, discrimination testing, qualified domestic relations order services, employee education, statement mailings, postage, enrollment kits, annual financial statement audit, and address searches.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Recently Issued Accounting Standards - There have been no recently issued, but not yet adopted, accounting standards that will have a material impact on the financial statements.

3.	FAIR VALUE MEASUREMENT

GAAP established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2013 and 2012.
In 2013, the Plan changed the investment structure of the Synthetic GIC from a portfolio GIC contract and underlying bond portfolio to a portfolio of GIC wrappers and fixed income common collective trust funds.

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$48,269,550	$—	$48,269,550

Fixed-income securities:
U.S. government and agencies	16,147,972	110,997,400	127,145,372
Corporate	—	149,190,718	149,190,718
Other	—	19,834,740	19,834,740

Total fixed-income securities	16,147,972	280,022,858	296,170,830

Mutual funds:
Large-cap funds	677,855,133	—	677,855,133
Mid-cap funds	324,847,889	—	324,847,889
Small-cap funds	316,084,113	—	316,084,113
Other fixed income	5,095,554	—	5,095,554
Balanced funds	1,170,736	—	1,170,736
International large-cap funds	483,952,219	—	483,952,219
Short-term funds	563,137	—	563,137
Equity funds	3,474,796	—	3,474,796

Total mutual funds	1,813,043,577	—	1,813,043,577

Common stock:
UnitedHealth Group Inc.	163,357,401	—	163,357,401
Other	577,163,010	—	577,163,010

Total common stock	740,520,411	—	740,520,411

Preferred stock	310,792	—	310,792
Common/collective trusts	—	3,096,831,861	3,096,831,861
Pooled separate accounts	—	134,689,743	134,689,743
GIC wrappers	—	78,313	78,313

Total	$2,618,292,302	$3,511,622,775	$6,129,915,077

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$23,475,179	$—	$23,475,179

Fixed-income securities:
U.S. government and agencies	57,836,790	94,205,377	152,042,167
Corporate	—	143,991,389	143,991,389
Other	—	19,965,305	19,965,305

Total fixed-income securities	57,836,790	258,162,071	315,998,861

Mutual funds:
Large-cap funds	491,397,435	—	491,397,435
Mid-cap funds	223,563,240	—	223,563,240
Small-cap funds	211,970,085	—	211,970,085
Other fixed income	5,600,775	—	5,600,775
Balanced funds	473,686	—	473,686
International large-cap funds	402,667,408	—	402,667,408
Short-term funds	1,688,155	—	1,688,155
Equity funds	1,572,324	—	1,572,324

Total mutual funds	1,338,933,108	—	1,338,933,108

Common stock:
UnitedHealth Group Inc.	126,381,749	—	126,381,749
Other	206,077,265	—	206,077,265

Total common stock	332,459,014	—	332,459,014

Preferred stock	149,039	—	149,039
Common/collective trusts	—	2,374,445,762	2,374,445,762
Pooled separate account	—	134,111,602	134,111,602
Synthetic GIC	4,050,224	273,445,932	277,496,156

Total	$1,756,903,354	$3,040,165,367	$4,797,068,721
For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2, or 3. Except for the Common/collective trust and Synthetic GIC (see Note 6) the Plan’s investments do not have redemption or other restrictions.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 14, 2003, that the Plan is designed in accordance with applicable Code qualification requirements. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operating in compliance with the applicable qualification requirements of the Code and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Additionally, the Plan was amended and restated in its entirety effective January 1, 2010, to comply with the requirements of the Economic Growth Tax Relief Reconciliation Act. The Plan was submitted to the IRS for a favorable determination letter in January 2010 via the Voluntary Correction Program under the Employee Plans Compliance Resolution System. The Plan sponsor believes the Plan has maintained its tax-exempt status.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.	RECONCILIATION TO THE FORM 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012, is as follows:

	2013	2012

Net assets available for benefits per the financial statements	$6,314,663,487	$4,943,185,371
Deemed distributions of participant loans	(927,594)	(834,486)
Fair market value adjustment of investment contracts	474,772	9,167,703

Net assets available for benefits per the Form 5500	$6,314,210,665	$4,951,518,588
A reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013 is as follows:

Increase in net assets per the financial statements	$1,371,478,116
Deemed distributions activity	(93,108)
Fair market value adjustment of investment contracts	(8,692,931)

Net income per the Form 5500	$1,362,692,077

6.	NET ASSET VALUE PER SHARE

A summary of the Plan’s investments with a reported NAV as of December 31, 2013 and 2012, is set forth as follows:

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period

December 31, 2013

Common/collective trust (3)	$3,096,831,861	$—	Immediate	Various	Various

Total common/collective trust funds	$3,096,831,861	$—

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period

December 31, 2012

Common/collective trust (3)	$2,266,765,357	$—	Immediate	Various	Various
Stable value collective trust(4)	107,680,405	—	Immediate	Various	Various

Total common/collective trust funds	$2,374,445,762	$—

(1)	The fair values of the investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust and stable value collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2013 or 2012.

(3)	The funds in the common/collective trusts employ a variety of investment strategies, including, but not limited to, long‑term capital growth, short-term growth and income.

(4)
The stable value collective trust calculates its NAV based on the contract value of the fund and on the fair value based on the underlying assets in the fund. All transactions with the stable value are at the NAV at contract value. As of December 31, 2012, the NAV at contract value and fair value were $86.10 and $87.62, respectively.

Certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not expected, but may include the termination of the Plan or the trust holding the replacement of the trustee of the fund without the consent of the issuer of the wrapper agreements, a breach of the contract terms by a counterparty, or a legal or regulatory event as an adverse ruling by a regulatory agency.
Certain events may limit the ability of the fund to transact at contract value with the contract issuers for participant’s benefit payments or investment transfers. Such events include, but are not limited to, plant closings, divestitures, partial Plan termination, bankruptcy, layoff, or early retirement incentive program, and disqualification of trust from being a “qualified trust.” However, the Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are likely.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Pyramis Global Advisors Trust Company (“Pyramis”) and Galliard Capital Management (“Galliard”) provide investment management services. Pyramis is affiliated with Fidelity. Galliard is affiliated with Wells Fargo Bank N.A., a plan custodian. These transactions are exempt party-in-interest transactions. For the year ended December 31, 2013, the Plan paid $1,742,580 and $259,987 in fees related to investment management services provided by Pyramis and Galliard, respectively, which were included as a reduction of the return earned on each fund. The investment of the Plan in the Company’s common stock is considered a party-in-interest transaction. At December 31, 2013, the Plan held 2,169,421 shares of common stock of the Company with a cost basis of $70,717,575. At December 31, 2012, the Plan held 2,330,047 shares of common stock of the Company with a cost basis of $73,909,091.

8.	WRAPPER CONTRACTS

The Plan provides a self-managed stable value investment option fund (the “Stable Value Fund”) to participants that includes Synthetic GICs, which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Plan. In 2013, the Plan terminated all prior wrapper contracts, and has entered into new wrapper contracts with Monumental Life Insurance Company, Pacific Life Insurance Company, Prudential Life Insurance Company, New York Life Insurance Company, and Metropolitan Life Insurance Company. Contributions are maintained in a pooled account and are credited with earnings based on the contract crediting rates. The crediting interest rate is based on an agreed‑upon formula with the issuers of the contracts. The rates are generally reset quarterly according to each wrapper contract and are tied to the performance and duration of the wrapper contracts. Most agreements use a formula that is based on the characteristics of the underlying investments. Generally, the wrapper contracts amortize the gains and losses of the fixed income common collective trust funds and pooled separate accounts over the duration of the portfolios through the crediting rate of the wrapper contracts.
Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2013 and 2012. Both the average yield of the contracts and the average yield credited to the participants during 2013 and 2012 were 1.36% and 1.95%, respectively. The crediting interest rate for the contracts at December 31, 2013 and 2012 was 1.36% and 1.94%, respectively.
The Stable Value Fund is charged for Plan withdrawals and administrative expenses. The wrapper contracts are included in the financial statements at fair value and then adjusted to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive.

The contract value and fair value of the contracts as of December 31, 2013, were as follows:

	Underlying Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Total Investments at Contract Value

Monumental Life Insurance Company	$140,852,870	$78,313	$140,931,183	$141,114,552
Pacific Life Insurance Company	49,518,200	—	49,518,200	49,512,879
Prudential Life Insurance Company	112,515,437	—	112,515,437	112,736,726
New York Life Insurance Company	60,567,819	—	60,567,819	60,274,482
Metropolitan Life Insurance Company	134,689,743	—	134,689,743	134,108,971

Total	$498,144,069	$78,313	$498,222,382	$497,747,610
The contract value and fair value of the contracts as of December 31, 2012, were as follows:

	Underlying Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Total Investments at Contract Value

Bank of America	$50,954,841	$36,964	$50,991,805	$49,889,440
NATIXIS	48,267,371	35,001	48,302,372	47,239,559
Monumental Life Insurance Company	128,358,751	29,870	128,388,621	125,980,499
Pacific Life Insurance Company	49,777,277	36,081	49,813,358	48,696,836
Metropolitan Life Insurance Company	134,111,602	—	134,111,602	132,068,296

Total	$411,469,842	$137,916	$411,607,758	$403,874,630

9.	PLAN TRANSFERS
During 2013, the Preferred Care Partners 401(k) Plan, QualityMetric Incorporated 401(k) Plan, A-Life Medical, Inc 401(k) Plan, bConnected Software 401(k) Plan, and Carol 401(k) Plan merged into the Plan.

10.	SUBSEQUENT EVENTS

For the year ended December 31, 2013, subsequent events were evaluated through the filing date of the Form 11-K.
There are no events subsequent to December 31, 2013 that require adjustment or disclosure.
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

		Current Value
COMMON/COLLECTIVE TRUST FUNDS:
Wellington Mid-Cap Opportunities Fund		$435,963,655
Wells Fargo DJ Target 2035 N*		388,713,094
Wells Fargo DJ Target 2030 N*		375,523,264
Wells Fargo DJ Target 2025 N*		346,293,264
Wells Fargo DJ Target 2040 N*		310,524,499
Wells Fargo DJ Target 2020 N*		254,250,548
Wells Fargo DJ Target 2045 N*		216,155,297
Wells Fargo Fixed Income Fund F		182,707,180
Wells Fargo DJ Target 2015 N*		137,451,654
Wells Fargo DJ Target 2050 N*		105,647,931
Wells Fargo Fixed Income Fund L		64,012,248
Wells Fargo Fixed Income Fund Q		60,567,819
Wells Fargo Fixed Income Fund N		56,167,079
Wells Fargo Short Term Investment Fund*		49,109,046
Wells Fargo DJ Target 2010 N*		35,670,749
SSgA Bond Index Non-Lending Series Fund		29,401,623
SSgA Global Equity Ex-US Index Fund		15,456,084
Northern Trust Treasury Inflation		13,673,648
Wells Fargo DJ Target Today N*		10,082,903
Wells Fargo DJ Target 2055 N*		9,460,276

Total common/collective trust funds		3,096,831,861

MUTUAL FUNDS:
Vanguard Institutional Index Fund		671,837,567
American Europacific Growth Fund		421,687,902
Vanguard Mid-Cap Index Fund Plus		322,523,152
Vanguard Small-Cap Index Fund Plus		314,090,725
Aberdeen Emerging Markets Instl Fund		30,042,883
PIMCO All Asset Fund Instl Class		27,344,372
Vanguard Prime Money Market Institutional		4,663

Total mutual funds		1,787,531,264

POOLED SEPARATE ACCOUNTS:
MetLife Separate Account #690		67,381,769
MetLife Separate Account #695		67,307,974

Total pooled separate accounts		134,689,743

	Rate
SYNTHETIC INVESTMENT CONTRACTS - Wrappers at fair value:
Monumental Life Insurance Company	1.55%	$78,313

Total Wrappers		$78,313
		(Continued)

Current Value
COMMON STOCK:
UnitedHealth Group*	$163,357,401
Johnson & Johnson	8,474,273
Google Inc Cl A	7,948,075
United Technologies Corp	7,904,662
Apple Inc	7,298,919
Exxon Mobil Corp	6,618,986
Wells Fargo & Co	6,384,330
Microsoft Corp	6,083,498
Bank Of America Corporation	5,851,689
Citigroup Inc	5,469,466
Ashland Inc	5,375,046
Bristol-Myers Squibb Co	5,033,518
World Fuel Services Corp	4,822,267
Home Depot Inc	4,779,096
Paccar Inc	4,727,506
Schlumberger Ltd	4,700,138
Interactive Brokers Group Inc	4,554,014
Comcast Corp Cl A	4,373,738
Visa Inc Cl A	4,332,239
Biogen Idec Inc	4,195,131
Nasdaq Omx Group	4,125,270
Mrc Global Inc	4,056,050
Blucora Inc	3,962,844
Wesco International Inc	3,892,332
Celgene Corp	3,796,193
Time Warner Inc	3,774,850
Mondelez International Inc	3,680,660
Jarden Corp	3,659,527
Reinsurance Group Of America	3,655,300
Emerson Electric Co	3,602,761
Morgan Stanley	3,586,831
Philip Morris Intl Inc	3,561,090
Chevron Corp	3,510,970
Qualcomm Inc	3,489,527
Cisco Systems Inc	3,474,003
Fluor Corp	3,424,931
Multi Color Co.	3,420,829
Amazon.Com Inc	3,411,250
Dxp Enterprises Inc	3,325,824

(Continued)

Current Value
COMMON STOCK (Continued):
Chicos Fas Inc	$3,324,506
Rovi Corporation	3,287,836
Encore Cap Group Inc	3,279,968
Medivation Inc	3,262,478
Air Methods Corp	3,259,480
CSX Corp	3,221,665
Procter & Gamble Co	3,164,895
Cvs Caremark Corp	3,122,170
Lam Research Corp	3,034,281
Oracle Corp	3,034,095
Pepsico Inc	2,975,555
Lowes Cos Inc	2,911,310
Monsanto Co New	2,903,144
Honeywell Intl Inc	2,886,561
General Motors Co	2,866,785
Tjx Companies Inc New	2,828,529
Web.Com Group Inc	2,807,057
Tupperware Brands Corp	2,806,596
Manpowergroup Inc	2,805,905
Avago Technologies Ltd	2,768,210
Jones Lang Lasalle Inc	2,763,711
Metlife Inc	2,750,891
Ptc Inc	2,750,511
Wns Hldgs Ltd Sp Adr	2,740,941
Ebay Inc	2,732,973
Union Pacific Corp	2,730,504
Coca Cola Co	2,719,561
Intercontinentalexchnge Gr Inc	2,689,593
Verizon Communications Inc	2,670,513
Jazz Pharma Plc	2,657,760
General Mills Inc	2,637,045
Nxp Semiconductors Nv	2,585,859
Johnson Controls Inc	2,573,978
Freeport Mcmoran Copper & Gold	2,571,641
Nextera Energy	2,521,252
Capital One Financial Corp	2,506,220
Service Corp International Inc	2,499,583
Ace Ltd	2,457,492
Genesee & Wyoming Inc Cl A	2,395,487
Actavis Plc	2,365,440
Springleaf Holdings Inc	2,365,197
CBS Corp Cl B	2,286,354
Hanmi Financial Corporation	2,284,090
Alexion Pharmaceuticals Inc	2,254,036
Baxter Intl Inc	2,246,048
Exlservice Holdings Inc	2,229,210
Regal-Beloit Corp	2,207,914
V F Corp	2,207,085
Hanger Inc	2,171,961
Fxcm Inc Class A	2,157,213
(Continued)

Current Value
COMMON STOCK (Continued):
Mckesson Corp	$2,145,813
Halliburton Co	2,115,412
Simon Ppty Group Inc - Reit	2,115,176
Alcoa Inc	2,113,924
Salix Pharmaceuticals Ltd	2,097,401
Adobe Systems Inc	2,087,297
Cdw Corporation	2,077,638
Sinclair Broadcast Group Cl A	2,019,817
Darling Intl Inc	1,989,029
State Street Corp	1,985,200
Tcf Financial Corporation	1,982,987
Vertex Pharmaceuticals Inc	1,969,247
Heartland Payment Systems In	1,968,182
Invensense Inc	1,956,437
Anadarko Petroleum Corp	1,950,003
Select Comfort Corp	1,918,979
Costco Wholesale Corp	1,910,349
Global Payments Inc	1,893,809
Humana Inc	1,873,649
Mentor Graphics Corp	1,868,554
Tempur Sealy International Inc	1,842,734
First Cash Financial Srvs Inc	1,839,740
Forum Energy Technologies Inc	1,825,031
Evertec Inc	1,817,442
Accenture Plc Cl A	1,804,482
Marsh & Mclennan Cos Inc	1,795,220
Priceline.Com Inc	1,779,634
Phillips 66	1,767,665
Papa Johns Intl Inc	1,763,336
Marathon Petroleum Corp	1,748,924
Total Sys Svcs Inc	1,734,554
Cognizant Tech Solutions Cl A	1,733,322
Ncr Corp	1,724,798
Cubist Pharmaceuticals Inc	1,716,929
Dish Network Corp A	1,704,180
Fti Consulting Inc	1,695,791
Dennys Corp	1,681,734
Time Warner Cable	1,671,799
Vera Bradley Inc	1,661,164
Jack In The Box Inc	1,653,161
Bruker Corp	1,645,259
Firstmerit Corp	1,597,448
Marathon Oil Corp	1,584,688
Monolithic Power Sys Inc	1,582,576
Redwood Trust Inc Reit	1,578,074
Performant Financial Corp	1,566,733
East West Bancorp Inc	1,565,677
Virtusa Corp	1,556,738
Autozone Inc	1,549,959
American Electric Power Co Inc	1,539,148
(Continued)

Current Value
COMMON STOCK (Continued):
WW Grainger Inc	$1,523,069
Raymond James Financial Inc.	1,520,817
Eaton Corp Plc	1,509,231
Francesca's Holdings Corp	1,507,779
Williams Companies Inc	1,499,177
Spx Corp	1,492,755
Dun & Bradstreet Corp Del New	1,482,820
World Acceptance Corp	1,478,382
Azz Inc	1,464,823
Innospec Inc	1,463,325
Ensco Plc Cl A	1,456,603
Sempra Energy	1,454,471
Ball Corp	1,432,015
Synageva Biopharma Corp	1,427,076
Yum Brands Inc	1,423,888
Invesco Ltd	1,419,564
Genpact Ltd	1,416,327
Hms Holdings Corp	1,409,033
Masco Corporation	1,398,420
Gildan Activewear Inc (US)	1,391,391
Haemonetics Corp Mass	1,374,702
Progress Software Corp	1,362,016
Helen Of Troy Ltd	1,361,525
Nisource Inc	1,329,306
Kar Auction Services Inc	1,288,971
Sunopta Inc	1,286,285
Cinemark Holdings Inc	1,260,874
Hibbett Sports Inc	1,240,024
Air Products & Chemicals Inc	1,229,468
Teradyne Inc	1,218,071
M/A-Com Tech Soln Hldgs Inc	1,212,236
Clicksoftware Technologies Ltd	1,206,750
Vitamin Shoppe Inc	1,202,991
Citrix Systems Inc	1,190,428
Carlisle Cos Inc	1,184,648
United States Steel Corp	1,168,967
Callidus Software Inc	1,134,647
Core-Mark Holding Co Inc	1,116,930
Blount Intl Inc	1,103,916
Occidental Petroleum Corp	1,075,866
Alliance Data Systems Corp	1,073,543
Bbcn Bancorp Inc	1,064,912
Boston Private Finl Hldg Inc	1,060,963
Teleflex Inc	1,055,925
Pdf Solutions Inc	1,042,734
Lululemon Athletica Inc	1,039,695
Brinker International Inc	1,027,821
Steven Madden Ltd	1,021,410
Vmware Inc Cl A	995,960
Boston Properties Inc	993,061
(Continued)

Current Value
COMMON STOCK (Continued):
Constellation Software Inc	$974,304
Cerner Corp	970,879
DTE Energy Co	969,360
Coty Inc Cl A	964,257
Maximus Inc	960,302
Eqt Corporation	950,501
Equity Lifestyle Pptys Inc	942,705
Cheniere Energy Inc	931,392
Hartford Finl Svcs Group Inc	927,053
SS&C Technologies Holdings Inc	919,280
Cempra Inc	912,028
Svb Finl Group	905,571
Allergan Inc	902,969
Nice Systems Ltd Spon Adr	892,928
Ezcorp Inc Cl A Non Vtg	891,362
Avery Dennison Corp	880,834
Innerworkings Inc	875,051
City National Corp	865,082
Kla Tencor Corp	862,668
Moneygram International Inc	837,434
Everbank Financial Corp	816,313
Express Inc	813,265
Celldex Therapeutics Inc	809,824
Broadridge Financial Sol	803,837
Rock Tenn Company Cl A	802,276
Trimas Corp	798,598
American International Group	791,275
Luxfer Hldgs Plc Spons Adr	790,594
Ezchip Semiconductor Ltd	787,520
Furmanite Corp	785,370
Emcor Group Inc	780,896
Universal Health Svcs Inc Cl B	776,033
Bio Rad Labs Cl A	773,799
Nexstar Broadcasting Grp Inc A	766,845
Zions Bancorp	764,459
Hilltop Hldgs I	764,446
Fiesta Restaurant Group Inc	758,002
Engility Holdings Inc	737,472
Cash America International Inc	718,508
Royal Caribbean Cruises Ltd	695,557
Qep Resources Inc	692,935
Unisys Corp New	691,542
Chemtura Corp New	690,462
Universal Truckload Svcs Inc	690,441
G-III Apparel Group Ltd	686,247
Stancorp Finl Group Inc	684,362
Third Point Reinsurance Ltd	669,341
Gnc Holdings Inc	668,668
Ingredion Inc	668,170
(Continued)

Current Value
COMMON STOCK (Continued):
Quinstreet Inc	$ 662,526
United Community Banks Ga	656,040
Move Inc	644,397
Eaton Vance Corp Non Vtg	637,143
Rockwood Holdings Inc	632,177
Toll Brothers Inc	632,034
Brunswick Corp	630,561
Hewlett-Packard Co	625,801
Laredo Petroleum Inc	619,425
Mettler-Toledo Intl Inc	617,149
Endo Health Solutions Inc	614,561
Western Alliance Bancorp	602,704
Portfolio Recovery Assoc Inc	593,922
Signet Jewelers Ltd (US)	582,380
Jamba Inc	575,161
Tilly's Inc	573,759
Einstein Noah Restaurant Inc	554,045
Genesco Inc	549,411
Carriage Services Inc	541,567
Graphic Packaging Holding Co	536,640
Independent Bank Corp	526,560
Cvb Financial Corp	526,097
Lennar Corp Cl A	525,515
Tenneco Inc	519,313
Silgan Holdings Inc	516,215
Sunesis Pharmaceuticals Inc	499,549
Axiall Corp	495,843
Regional Management Corp	482,145
Armada Hoffler Properties Inc	473,373
Linkedin Corp Cl A	460,764
Virtus Investment Partners	448,112
Pultegroup Inc	443,435
Cytec Industries Inc	429,468
E Trade Financial Corp	426,974
Gfi Group Inc	419,152
Steiner Leisure Ltd	413,196
Hackett Group Inc	402,222
Neurocrine Biosciences Inc	384,715
Customers Bancorp Inc	376,873
General Cable Corp Del	368,213
Ingram Micro Inc Cl A	361,988
Solazyme Inc	355,667
Walter Invt Mgt	332,631
Sp Plus Corp	321,334
Bloomin Brands Inc	319,573
Rent A Ctr Inc	306,061
Freescale Semiconductor Ltd	290,441
Mine Safety Appliances Co	280,119
Cui Global Inc	255,770
Epam Systems Inc	255,761
(Continued)

Current Value
COMMON STOCK (Continued):
Meadowbrook Insurance Group	$251,952
Interval Leisure Group Inc	250,908
Allegiant Travel Co	240,403
Axis Capital Holdings Ltd	237,850
Body Central Corp	237,306
Cott Corporation (US)	227,292
Bancorp Inc Del	226,920
Independent Bank Group Inc	226,450
Chefs Warehouse Inc	223,366
Intralinks Hldgs Inc	220,160
Chemical Financial Corp	210,922
Comverse Inc	199,044
Coresite Realty Corp	196,681
Union First Market Bankshares	184,338
Investors Bancorp Inc	157,829
Csg Systems Intl Inc	138,474
Houston Wire & Cable Co	126,842
Bon-Ton Stores Inc	89,703
Merchants Bancshares Inc	72,025
Providence Service Corp	60,185
Jth Holding Inc - Cl A	59,535
Cytokinetics Inc	55,900

Total common stock	700,044,161

FIXED INCOME SECURITIES:
USTN .125% 7/31/14	12,401,451
CA ST 7.55% 4/1/39	6,402,676
FHR 2013-4283 Ew Var 12/43	6,013,834
FNMA 20Yr 4.5% 10/33 #Al4165	5,533,695
FHLG 15Yr 4.00% 10/26 #G14585	5,425,395
FNR 2013-10 Fa Var 02/43	5,047,851
FNMA 6.00% 3/34 #725229	4,428,840
FHLG 30Yr 4.5% 3/1/42 #G07491	4,385,869
Aol Time Warner 7.7% 5/01/32	4,354,462
FHLG 30Yr 4.5% 09/41#G07515	4,205,604
Ally Finl Inc 4.5% 2/14	4,190,656
Xerox Corp 6.35% 5/15/18	4,169,650
FNMA 7.00% 3/37 #888369	4,059,748
Petrobras Intl 5.375% 1/27/21	4,019,171
FNMA 15Yr 5.50% 5/23 #889527	3,959,781
Verizon Comm 5.15% 09/15/23	3,832,404
Cox Com Inc 9.375 1/15/19 144A	3,653,037
HCA Inc 6.5% 2/15/16	3,644,375
FHLG 5.50% 1/40 #G07074	3,580,846
FNMA Arm 9/43#Al4098	3,555,972
Bank Of Amer Mtn 7.625 6/1/19	3,447,895
FHLG 30Yr 4.5% 07/41#G07504	3,430,805
FNMA 5.50% 6/33 #555531	3,377,343
Bac Cap Tr Xi 6.625% 5/23/36	3,357,619
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
USTN 0.375% 02/15/2016	$3,246,951
Chait 2012-A8 A8 0.54% 10/17	3,195,108
FNMA 15Yr 5.50% 10/23 #995405	3,166,248
Citigroup Cap Xiii 7.875% Pfd	3,141,925
Dow Chemical 8.55% 5/19	3,128,233
Boston Scientific 6.4% 6/15/16	3,094,658
FNR 2005-87 Fb 1Ml+50 10/35	3,091,638
Time Warner Cab 8.75% 2/14/19	3,053,378
Wellpoint Inc 7% 2/15/19	3,016,917
FHLG 30Yr 5.5% 05/38#G07404	2,774,908
Boston Prp Ltd 5.625% 11/15/20	2,753,099
FNMA 20Yr 4.00% 12/30 #Ma0587	2,745,350
Ford Mtr Cr Llc 5.75% 2/01/21	2,716,647
Verizon Comm Inc 6.55% 9/15/43	2,711,131
FNMA 20Yr 4.5% 01/32#Al4549	2,672,731
NJ TPK 7.102% 01/01/41	2,610,552
Capital One 3.5% 6/23 Wi	2,609,123
Rbs Gpr Plc 6.125% 12/15/22	2,576,929
Burlington North San 4.1% 6/21	2,564,840
FNMA 15Yr 5.50% 3/24 #Ae0467	2,497,451
IL ST 5.665 03/01/18	2,422,981
Comcast Corp 6.3% 11/15/17	2,404,003
Union Pac 07-3 6.176% 1/2/31	2,389,700
LA CA USD 6.758% 07/01/34	2,335,366
SLMA 2012-B A2 3.48% 12/30	2,304,653
Telecom Italia Cap 7.175% 6/19	2,273,062
GE Cap Mtn 5.5% 1/08/20	2,259,287
FHLG 20Yr 4% 10/31 #C91402	2,250,217
FNR 2010-123 Wt 7% 11/40	2,225,739
Hsbc Hldgs 6.5% 5/02/36	2,096,350
FHLG 6.00% 11/36 #G02385	2,054,642
Cigna 8.5% 5/01/19	2,017,579
Lafarge Sa 6.5% 7/15/16	2,016,625
FNMA 15Yr 4.5% 09/28#Al4147	1,983,308
Lafarge Sa 5.5% 7/09/15 144A	1,961,000
FHR 13-4240 Fa 1Ml+50 08/43	1,936,152
Vulcan Material 7.5% 6/15/21	1,852,500
FNMA 7-Yr 4.84% 11/15 #745100	1,812,857
FHLG 5.50% 12/39 #G06020	1,808,398
FNMA Arm 4.84% 9/35 #Al2084	1,804,742
Time Warner Mtn 8.25% 4/1/19	1,768,973
Exp-Imp Bank Korea 4% 1/11/17	1,721,510
Sprint Nextel 6% 12/01/16	1,663,089
FNMA 15Yr 4.00% 2/27 #Al2689	1,659,746
BNSF Railway Co 5.996% 4/01/24	1,651,146
Legg Mason Inc Step 5/21/19	1,639,996
Spain Govt 4.0% 3/6/18 144A	1,626,400
Cemex Sab 6.5% 12/10/2019 144A	1,601,150
SLM Corp Mtn 6% 1/25/17	1,596,687
Hsbc Hldgs 6.5% 9/15/37	1,562,372
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
FHLG 5.50% 2/40 #G06945	$1,553,021
Reed Elsevie 3.125% 10/22 Wi	1,522,561
IL ST 5.365 3/01/17	1,519,350
HCA Inc 5.75% 3/15/14	1,513,500
Jp Morgan Chase 3.375% 5/23	1,512,058
FNR 2008-16 Ab 5.5% 12/37	1,494,928
Hewlett 3.3% 12/09/16	1,465,166
Citigroup Inc 6.125% 11/21/17	1,397,668
IL ST 4.971 3/01/16	1,383,837
FHLG 15Yr 4% 12/26#G14668	1,380,999
May Dept Stores 6.9% 1/15/32	1,369,970
FHLG 5.50% 10/38 #G05979	1,345,442
Dow Chemical 9.4% 5/39	1,340,698
Cigna Corp 7.875% 5/15/27	1,334,521
Cox Comm Inc 3.25 12/15/22 144	1,332,626
Myriad Int Hldgs 6% 7/20 144A	1,269,000
Fed Dept St 6.9% 4/01/29	1,248,257
Ford Mtr Cr Llc 5.875% 8/2/21	1,247,080
FNMA Arm 5.51% 8/38 #Al0376	1,222,821
Telecom Itali 6.999% 6/4/18	1,162,875
Nordstrom Inc Glb 6.25 1/18	1,156,420
May Dept Str Glbl 6.65 7/15/24	1,153,661
FNMA 6.00% 9/37 #945680	1,129,341
FHLG 5.50% 1/35 #G01749	1,095,850
FHLG 15Yr 4.0% 12/1/26 #G14678	1,094,391
FNMA 5.50% 6/40 #Ae0607	1,056,575
FNMA Arm 5.26% 9/38 #965097	1,050,625
FNMA 15Yr 5.16% 1/18 #745629	1,047,963
CA ST 7.5% 4/1/34	1,039,834
Ford Mtr Cr Llc 4.375% 8/6/23	1,028,850
FHLM Arm 5.42% 3/38 #1Q1114	964,054
General Elec 4.375% 9/16/20	920,117
News Amer Inc 6.65% 11/37	901,924
FNMA Arm 6/1/39 #Al1845	880,787
Erp Operat Lp 4.625% 12/15/21	868,607
Healthnet Inc 6.375% 6/1/17	862,000
Ford Mtr Cr Llc 5.625% 9/15/15	860,480
Xerox Corp 4.5% 5/15/21	848,074
SLM Corp Medium 3.875% 9/10/15	827,000
Enel Spa Step 9/24/73 144A	815,525
Time Warner Cab 6.75% 6/15/39	798,257
Enel Fin Intl 6% 10/7/39 144A	793,704
Citigroup Inc 4.05% 7/30/22	789,922
Enel Fin Intl6.8% 9/15/37 144A	749,384
Time Warner Cab Inc 5.5% 9/41	743,516
AIG Intl 4.25% 9/15/14	691,872
Macys Retail Hldgs 7% 2/15/28	679,542
Rbs Plc 6.125% 1/11/21	678,311
Turlock Corp 2.75% 11/02/22	675,251
Comcast Corp 6.95% 8/15/37	674,105
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
FHLG 6.00% 5/37 #G02987	$666,624
General Elec Cap 4.625% 1/7/21	653,461
SLM Corp 6.25% 1/25/16	648,000
Boston Pptys Lp 3.8% 02/01/24	646,204
Petrobras Bv 4.375% 05/20/2023	642,713
Erp Oper Lp 3% 4/15/23	638,157
Jpmorgan Chase 4.95% 3/25/20	636,987
News America Inc 6.2% 12/15/34	634,698
FHLG 6.00% 11/37 #G06571	613,390
FHLG 6.00% 10/37 #G03392	594,044
Hsbc Holdings Plc 5.1% 4/05/21	555,026
FNMA Arm 5.36% 10/38 #995006	528,472
Ford Mtr Cr Llc 4.25% 9/20/22	526,631
Capital One Fin 4.75% 7/15/21	504,433
USTN .25% 9/15/15	499,570
NJ TPK 7.414% 01/01/40	493,744
Royal Bk Sc 6% 12/19/23	478,382
HCA Inc 6.375% 1/15/15	472,500
Cigna 4% 2/15/22	457,411
Reed Elsevier C 8.625% 1/15/19	457,384
Telecom Itali 7.2% 7/18/36	457,188
Vulcan Material 6.5% 12/01/16	420,000
FNMA 6.00% 3/40 #Ae0616	350,183
Royal Bk Of Scot Mtn5.625 8/20	335,471
FHLG 6.00% 2/39 #G06570	314,428
Eaton Corp 1.5% 11/02/17	293,974
FHLG 6.00% 12/37 #G03698	288,572
Cox Commun Inc 2.95% 6/23 144A	283,529
FHLG 6.00% 1/39 #G06932	276,968
Federated Rtl 6.375% 3/15/37	194,711
FNMA 6.50% 8/39 #Ad0130	176,498
FHLG 6.00% 5/38 #G08271	143,391
FHLG 6.50% 2/38 #H09152	88,353
FNMA 6.50% 10/37 #256937	66,954
FNMA 10Yr 6.50% 12/37 #Ad0070	65,785
FHLG 6.50% 8/36 #H01579	17,231

Total fixed income securities	296,160,413

OTHER INVESTMENTS:
Cash/cash equivalents	48,269,550
Self managed brokerage account (less cash and cash equivalents)	66,309,772
Participant loans (interest ranging from 3.25% to 10.50% and maturity dates ranging from January 2014 - December 2031)	184,295,588

Total other investments	298,874,910

TOTAL INVESTMENTS	$6,314,210,665

* Known party in-interest
(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Administrator
Dated: June 18, 2014	By:	/s/ Eric S. Rangen
Eric S. Rangen Senior Vice President and Chief Accounting Officer